Via EDGAR	January 6, 2010

Ms. Karen Garnett
Assistant Director
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:	HRPT Properties Trust Form 10-K, filed March 2, 2009 (the “2008 10-K”) Schedule 14A, filed March 31, 2009 (the “2008 Schedule 14A”) File No. 001-09317

Dear Ms. Garnett:

The purpose of this letter is to respond to your letter of December 31, 2009.  For ease of reference, your original comments are followed by our responses.

Comments on Form 10-K

Part II, page 41

Item 5. Market for Registrant’s Common Equity … page 41

1.
We note your disclosure that you paid distributions in the amount of $.84 per share for the year ended December 31, 2007.  However, on page 42, in the table, you disclose that you declared distributions of $.63 per share.  Please explain this discrepancy.

Response:
The table on page 41 represents distributions paid in the applicable quarters, while the table on page 42 represents distributions declared in the particular year.  We declared a distribution of $0.21 per common share in December 2006 that was paid in January 2007, which accounts for the difference noted in the comment.  (The distribution declared in the fourth quarter of 2007 was also paid in 2007, which is why there is no discrepancy in the 2008 amounts.)

Comments on Schedule 14A

Executive Officers, page 11

2.
We note that your website identifies William Sheehan as your Director of Internal Audit and Compliance and Jennifer Clark as your corporate secretary.  Please tell us what consideration you have given to providing the disclosure required by Items 401 and 402 of Regulation S-K for these persons.

Response:
Items 401 and 402 of Regulation S-K require disclosure only about our trustees and executive officers.  Neither Mr. Sheehan or Ms. Clark is a trustee and, as discussed below, we do not consider either to be an executive officer.

Rule 3b-7 under the Securities Exchange Act of 1934, as amended, defines the term executive officer, when used with reference to a registrant, to mean its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.  Neither Mr. Sheehan nor Ms. Clark has any of the positions enumerated in such definition, nor does either perform a policy making function for us.  We are an externally managed real estate investment trust, pursuant to a management agreement with Reit Management & Research LLC (“RMR”).  Mr. Sheehan, who is employed by (but is not an officer of) RMR, has been appointed by our Audit Committee to act as our Director of Internal Audit and provides us with internal auditing and regulatory compliance services, subject to oversight by our Audit Committee.  He does not have a policy making role for us.  Ms. Clark, who is also employed by (and is an executive vice president of) RMR, provides us with ministerial services typical of those of a corporate secretary and supervises our legal affairs, but also does not have a policy making function.  Rather, our policy making functions are performed solely by our executive officers listed in the Schedule 14A, along with our Managing Trustees, as overseen by our Board of Trustees as a whole.

We acknowledge the following:

·	We are responsible for the adequacy and accuracy of the disclosure in our 2008 Form 10-K and our 2008 Schedule 14A;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and our 2008 Schedule 14A; and

·	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8231 if you have any questions or require additional information.

Sincerely, HRPT Properties Trust /s/ John C. Popeo John C. Popeo Treasurer & Chief Financial Officer